Bob’s Discount Furniture, Inc.
434 Tolland Turnpike
Manchester, CT 06042
January 30, 2026
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Nicholas Nalbantian
Donald Field
Ta Tanisha Meadows
Rufus Decker

Re:	Bob’s Discount Furniture, Inc.
Registration Statement on Form S-1 (File No. 333- 292627)
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bob’s Discount Furniture, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 1:00 p.m. Eastern Time on January 30, 2026, or as soon as possible thereafter. The Company hereby authorizes Rachel D. Phillips and Craig E. Marcus of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
Please call Rachel D. Phillips or Craig E. Marcus of Ropes & Gray LLP, counsel to the Company, at (212) 841-8857 or (617) 951-7802 as soon as the registration statement has been declared effective.
[Signature page follows]

Very truly yours,

BOB’S DISCOUNT FURNITURE, INC.

By:	/s/ Carl Lukach
Name:	Carl Lukach
Title:	Chief Financial Officer, Executive Vice President and Treasurer
[Signature Page to Acceleration Request]